53 Brigham Street, Unit 4

Marlborough, MA 01752

February 13, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jennifer Angelini, Esq.

Re:	Ondas Holdings Inc. Registration Statement on Form S-3, as amended File No. 333-276852

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Ondas Holdings Inc. hereby requests that its Registration Statement on Form S-3, as amended, (File No. 333-276852) originally filed with the Securities and Exchange Commission (the “Commission”) on February 2, 2024 be declared effective by the Commission at 4:00 p.m. Eastern Time on Thursday, February 15, 2024, or as soon thereafter as practical.

Once the Registration Statement is declared effective, please orally confirm that event with our counsel, Akerman LLP by calling Christina Russo at (305) 982-5531.

Very truly yours,

ONDAS HOLDINGS INC.

By: /s/ Eric A. Brock

Eric A. Brock

Chief Executive Officer

cc: Christina C. Russo, Akerman LLP